UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A; Amendment to Offering Statement
   ☒ Check box if Amendment is material and investors must reconfirm within five business days. **Nature of the amendment; This amendment is to change the target date to 04/30/2026. At this time, the offering is not yet live on the funding portal.**
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
North American Cricket Club, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 1, 2024

Physical address of issuer
4607 Lakeview Canyon Rd. Suite 238, Westlake Village, CA 91361

Website of issuer
naccpro.com

Name of co-issuer
North American Cricket Club SPV, LLC

Legal status of co-issuer

    Form
    Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 4, 2025

Physical address of co-issuer
4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361

Website of co-issuer
N/A

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and a flat rate commission fee of $10,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class C Non-Voting Common Stock

Target number of Securities to be offered
2,000

Price (or method for determining price)
$5.00

Target offering amount
$10,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$5,614.00	N/A
Cash & Cash Equivalents	$100.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$14,045.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 8, 2025

FORM C/A

Up to $1,000,000.00

North American Cricket Club, Inc.



———————————————

North American Cricket Club, Inc., a California corporation (the "Issuer," the "Company," "we," "us," or "our"), is offering pursuant to this Form C/A up to $1,000,000 worth of its Class C Non-voting common stock, which we refer to throughout this Offering Statement as "Class C Stock." The investment in the Class C Stock will be made through North American Cricket Club SPV, LLC, an authorized crowdfunding vehicle of which the Company is the sole manager (the "Co-Issuer" or the "SPV"). Investors in this offering ("Investors" or "Purchasers") will purchase units of membership interest in the SPV titled "CF Units," which we refer to together with the Class C Stock, as the "Securities." The SPV will use the proceeds it receives from the sale of CF Units to purchase shares of Class C Stock. Each CF Unit corresponds to one share of Class C Stock in the Company and the Company and the SPV will maintain a one-to-one ratio between outstanding CF Units and outstanding shares of Class C Stock at all times.

We are offering the CF Units at a price of $5.00 per unit, and the minimum investment amount in CF Units is $100.00, which may be waived by the Company in its sole discretion.

The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount" or the "Minimum Amount"). The Company must reach its Target Amount by April 30, 2026 (the "Target Date"), the end date of the offering. Unless the Company raises at least the Target Amount by the Target Date, no Securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of potentially multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close, subject to cancelation, as described below.

Investment commitments may be accepted or rejected by the Company, in its sole discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of Investors are set forth in the Subscription Agreement accompanying this offering statement. In order to purchase CF Units, a prospective Investor must complete the Subscription Agreement and other documents through the portal operated by our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 7% of the gross proceeds received by the SPV from the sale of the CF Units in the offering plus the sum of $10,000 as an administrative fee.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investment is not cancelled, the purchased securities will be issued. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase the CF Units and to thereby obtain an indirect economic interest in the Class C Stock, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000.00	$930,000.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at naccpro.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C/A is October 8, 2025.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the State of Delaware;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-

looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared website at: naccpro.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:

1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Article I.   SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

North American Cricket Club, Inc. (the "Company," "we," "us," or "our") is a Delaware Corporation, formed on February 1, 2024.

The Company is located at 4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361.

The Company's website is naccpro.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

North American Cricket Club SPV, LLC (the "Co-Issuer") is a Delaware limited liability company, formed on September 4, 2025.

The Co-Issuer is located at 4607 Lakeview Canyon Rd. Suite 238 Westlake Village, CA 91361.

Section I.01   The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

Section I.02   The Business

The Company was formed to organize and promote a professional cricket league in the United States by selling teams to independent owners in cities across the country. We expect to generate revenue primarily through league-wide and team-level sponsorships (including naming rights and kit/apparel partnerships), broadcast and ticketing partnerships, premium seating sales, and ancillary services like facility partnerships and merch/apparel deals.

NACC is in the early stages of development but aims to differentiate by focusing on:

- Recruiting crossover talent from baseball and softball.

- Building regional "Have a Go" clinics to establish a grassroots pipeline and a talent pool.

- Positioning itself in alignment with the U.S. Olympic and Paralympic Committee (USOPC).

- The NACC Brand will be Community-first and Olympic-aligned.

- Unique among competitors, NACC prioritizes homegrown American talent— especially collegiate athletes transitioning from other bat-and-ball sports.

- Promotes a faster path to professional play and U.S. national team eligibility.

- Low-barrier Entry + Regional Expansion: Hosting regional scouting and skill development events lowers cost and travel burdens for new players.

- We intend to leverage existing venues like minor league baseball stadiums and a multitude of Sports Complexes around the Country to reduce initial infrastructure costs for both the league and for team owners.

- NACC will actively promote both male and female professional leagues, appealing to equity-focused sponsors and organizations.

- The NACC Content & Olympic narrative will target media partnerships and storytelling (e.g., docuseries, social media campaigns) to create cultural relevance around the Olympic return of cricket in LA 2028.

- NACC will offer team ownership sales, naming rights, and equity incentives to sponsors, which may appeal to early investors more than the closed models of MLC or APL.

In summary, NACC's competitive position is that of a mission-driven disruptor—smaller and newer than MLC or APL, but more agile and culturally resonant due to its grassroots approach, Olympic tie-in, and focus on American crossover athletes. It competes by differentiating, not duplicating—targeting gaps left by its larger, more commercially mature rivals who we believe are missing the boat completely and have a very poor understanding of how sports resonate with the North American fanbase.

Section I.03   The Company's Offering

Minimum number of shares of Class C Non-voting Common Stock being offered	2,000
Total number of shares of Class C Non-voting Common Stock outstanding after Offering (if minimum amount reached)	2,000
Maximum number of shares of Class C Non-voting Common Stock being offered	200,000
Total number of shares of Class C Non-voting Common Stock outstanding after Offering (if maximum amount reached)	200,000
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	April 30, 2026
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	Neither the Class C Stock nor the CF Units have any voting rights. See the description of the voting rights on page 41 hereof.

Section I.04   The Co-Issuer's Offering

Minimum amount of CF Units being offered	2,000
Total number of CF Units outstanding after Offering (if minimum amount reached)	2,000
Maximum number of Units being offered	200,000
Total number of CF Units outstanding after Offering (if maximum amount reached)	200,000
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

Article II.   RISK FACTORS

Section II.01 Risks Related to the Company's Business and Industry

Competition for Consumer Leisure Spending

The market for live sporting events, entertainment, and leisure activities is highly competitive, and the discretionary spending of U.S. consumers is finite. The Company will compete for consumer dollars against established professional sports leagues such as the NFL, NBA, MLB, NHL, and MLS, as well as other entertainment options including concerts, streaming services, amusement parks, and travel. Economic downturns, inflation, or other adverse economic conditions may further reduce the amount of disposable income available for leisure activities. If the Company is unable to successfully compete for consumer spending, its revenues and growth prospects could be materially and adversely affected.

Competition for Advertising, Sponsorship, and Media Coverage

The Company will compete with other professional sports and entertainment properties for advertising dollars, sponsorships, and media coverage. Corporate marketing budgets are finite, and established sports properties may be able to offer broader audience reach, stronger brand recognition, and higher return on investment for sponsors. The Company's ability to secure broadcast partnerships, digital streaming agreements, and national media coverage may be limited, which could impair its ability to generate sponsorship revenue. Shifts in advertising strategies, such as increased focus on digital-only campaigns, could also reduce the attractiveness of traditional sports sponsorship models, further impacting revenue potential.

Challenges in Attracting and Developing Players

Cricket has no established developmental system in the United States comparable to youth, collegiate, or minor league systems in other sports. As a result, the Company may face difficulty attracting and developing domestic players. The limited U.S.-based talent pool may require reliance on international players, which could increase operational costs related to recruitment, visas, relocation, and housing. Additionally, the lack of public familiarity with cricket may discourage U.S. athletes from pursuing the sport professionally. Failure to develop a pipeline of qualified domestic players could hinder the Company's long-term competitiveness and market appeal.

Direct Competition with Existing U.S. Cricket Leagues

The Company will compete directly with existing U.S. cricket leagues, including those with established infrastructure, teams, sponsorship relationships, and market presence. Such competitors may have first-mover advantages and control over key geographic markets, making it more difficult for the Company to secure venues, sponsors, and franchise owners. Competition may also result in increased costs for player acquisition and retention, as well as market confusion among consumers, which could limit the Company's ability to build a loyal fan base.

Uncertain Popularity of Cricket in the United States

Cricket is a globally popular sport but remains a niche activity in the United States with limited mainstream visibility. There is no guarantee that cricket will gain significant popularity or sustained consumer interest in the U.S., even with substantial marketing and grassroots development efforts. Consumer engagement may remain concentrated within existing immigrant communities familiar with cricket, limiting the sport's appeal to broader U.S. audiences. If cricket fails to achieve widespread popularity, the Company's ability to generate ticket sales, secure media rights deals, and attract sponsorships could be materially and adversely impacted.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 1, 2024. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. We cannot assure investors that we will be able to raise additional capital in the future as it is needed for our business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
We expect to generate a substantial portion of our revenue from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees,   on our networks and at third-party networks over which we have no control. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite security measures we and our partners may employ, the information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise such networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent on Co-Founders: Nicholas Corso, CEO; Kameron Loe, VP - Player Personnel, and Julien Fountain, VP Training and Education.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Nicholas Corso, Kameron Loe and Julien Fountain in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Nicholas Corso, Kameron Loe and Julien Fountain die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We recognize the importance of protecting the organization against the potential loss of key leadership or operational personnel. As such, the Company intends to investigate and evaluate the purchase of Key Man Insurance policies in the future for select executives, founders, or other individuals whose contributions are critical to the success of the business. This insurance would be designed to help mitigate the financial and operational impact of an unexpected loss by providing the Company with resources to cover transition costs, recruiting expenses, or interim leadership solutions. The Company anticipates conducting a formal review of coverage options and beneficiaries as operations expand and long-term personnel structures are solidified.

We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and, potentially, various foreign jurisdictions, in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Outstanding Personal Obligation of an Officer May Present Perceived Risks

Kameron Loe, an officer of the Company, has an outstanding personal obligation of approximately **$200,000** arising from a commercial lease associated with a wellness center he operated in Phoenix, Arizona. The business was forced to close during the COVID-19 pandemic due to government-mandated shutdowns. Although this obligation is personal to Mr. Loe and does not involve or create liability for the Company, investors should consider that significant personal obligations of the Company's officers may pose reputational risks, create distractions, or otherwise affect investor confidence in management.

Outstanding FINRA Records May Present Perceived Reputational Risk
In a career spanning more than 20 years as a Registered Representative, Nicholas Corso, an officer of the Company, was named in two FINRA arbitration matters (Case Nos. 11-04495 and 09-03292) while employed at Wells Fargo. In both proceedings, the arbitration panels determined that the claims against Mr. Corso were factually unfounded and granted expungement relief pursuant to FINRA Rule 2080. Because FINRA requires court confirmation before records are removed from the Central Registration Depository (CRD), and that step was not completed, the disclosures remain visible on Mr. Corso's public BrokerCheck report. These matters did not result in any findings of liability against Mr. Corso and do not involve the Company; however, the continued public availability of the disclosures may create reputational considerations or affect perceptions of the Company's management.

Section II.02   Risks Related to the Securities

The Class C Stock and the corresponding CF Units that investors will acquire in the Offering are non-voting securities and investors will have no ability to control the Company.
The Securities do not entitle the holders thereof to vote, and the holders of the CF Units will not have any ability to exercise control over the Company. All control of the Company will rest in the hands of the holders of the Class A Common Stock and Class B Common Stock, both of which have voting rights and allow holders of those securities to elect directors that will manage the Company's operations.

The CF Units will not be freely tradable until one year from the initial purchase date. Although the CF Units may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the CF Units. Because the CF Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the CF Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the CF Units may also adversely affect the price that you might be able to obtain for the CF Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of stock will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of stock or Securities convertible into stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Co-issuer and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers.

Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Class C Stock or the CF Units.

The Company has the right to conduct multiple "rolling" closings during The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Article III.   BUSINESS

Section III.01 Description of the Business

The Company was formed to organize and promote a professional cricket league in the United States by selling franchises to independent owners in cities across the country. We expect to generate revenue primarily through league-wide and team-level sponsorships (including naming rights and kit/apparel partnerships), broadcast and ticketing partnerships, premium seating sales, and ancillary services like facility partnerships and merch/apparel deals.

Section III.02 Business Plan - The Company

The North American Cricket Club (NACC) is launching a new professional cricket league in North America with 8 men's and 8 women's teams, supported by a robust grassroots and youth development initiative. The league's mission is to create opportunities for highly skilled North American athletes—including former collegiate baseball and softball players—to transition into the fast-paced T20 cricket format, which mirrors many familiar bat-and-ball skills while offering global career opportunities. By combining structured player development, grassroots engagement, and world-class coaching, NACC aims to introduce mainstream American athletes and fans to one of the world's most popular sports, second only to soccer with over 2.5 billion fans worldwide.

This league will operate as a private entity with team ownership opportunities and a structured governance system, including an Executive Committee and clear membership criteria. NACC will offer athletes a complete pathway, from initial "Have-a-Go" weekends and regional tryout camps to a televised draft, with ongoing support such as skill training, tactical development, fitness programs, injury prevention, and career management. Parallel to the professional league, the grassroots and youth initiative will work with schools, community programs, and local clubs to introduce cricket at the youth and high school levels, ensuring a steady pipeline of domestic talent and fostering early fan engagement.

By leveraging cricket's global popularity and addressing the shortcomings of the sport's current governance in the U.S., NACC intends to create a more inclusive and commercially viable ecosystem. The strategy focuses on upskilling athletes, showcasing talent, building strong fan engagement, and growing the sport from the ground up. With a robust revenue model, access to professional venues across the country, and the potential for athletes to compete in major overseas leagues like the IPL, Big Bash, and PSL, NACC's structure is designed for scalability and long-term success.

Through its professional league, grassroots programs, and innovative player development approach, the NACC will not only diversify the professional sports landscape in North America but also position itself as a driver for cricket's mainstream growth in the U.S.

Business Plan - The Co-Issuer

North American Cricket Club SPV, LLC (the "Co-Issuer") is a Delaware limited liability company, formed on September 4, 2025 and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 ("IC Act") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's Class C Stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Will maintain the same fiscal year-end as the Company;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Securities and to the relevant intermediary; and

Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information.

Section III.03 History of the Business

Section III.04 The Company's Products and/or Services

The North American Cricket Club has recently launched its series of "Have-a-Go" Clinics in Scottsdale, AZ on June 13th and 14th 2025. Additional "Have-a-Go" clinics are anticipated to be held in Houston, TX, Jefferson Parish, Louisiana, and Los Angeles, CA. Upon completion of it's Have-a-Go series, the NACC intends to launch regional Tryouts across the Country. Fans, Sponsors, team owners, and prospective team owners will be invited to attend the Tryouts. From these Tryouts, the Company will select a number of athletes to attend a combine (intended to be televised) to which team owners, prospective team owners, sponsors, and fans will be invited to attend. As a result of the combine, team owners and their representatives will have the opportunity to draft players and sign them to a player contract. NACC intends that the draft will be televised and attended by fans and sponsors across the country.

The Company will offer Official League online fan gear as well as Official Team Fan gear via the league website as well as each team's website. Fan gear will also be available at local team facilities and select retail outlets.

Section III.05 Competition

Cricket is a relatively under-represented sport in the United States. There have been a few leagues that have met moderate success since their inception in recent years with Major League Cricket (MLC) and The American Premier League (APL) being the most prominent. MLC is a professional T20 league in the U.S., backed by American Cricket Enterprises, featuring six city-based franchises and broadcast partnerships with Willow TV and regional networks. APL is a separate T20 cricket League that has held two seasons since its 2021 relaunch, featuring seven franchise T20 teams.

Summary: NACC's competitive position is that of a mission-driven disruptor—smaller and newer than MLC or APL, but more agile and culturally resonant due to its grassroots approach, Olympic tie-in, and focus on American crossover athletes. It competes by differentiating, not duplicating—targeting gaps left by its larger, more commercially mature rivals who we believe are missing the boat completely and have a very poor understanding of how sports resonate with the North American fanbase.

Section III.06 Supply Chain and Customer Base

The Company has entered into a partnership agreement with Sportsman Solutions to provide sponsorship opportunities and strategic partnership introductions. The Company has also entered into an agreement with Decker Sports to provide team uniforms and fan gear fulfillment within both the league and team websites. Finally, the Company has entered into an agreement with the National Exercise and Sports Trainer Association (NESTA) to deliver international course instruction and coaching certifications ranging from youth to high school, to Collegiate, to Olympic/Elite/Professional levels.

We believe that our "customers" can be defined across a few distinct categories, given our unique stage and business model:

1 Athlete Participants Primary user base
   i) High school, collegiate, and independent baseball/softball players exploring cricket as a professional pathway.
   ii) Engage in regional "Have a Go" clinics and form the future talent pipeline.
   iii) Currently non-paying but essential to NACC's value proposition.

2 Strategic Partners and Sponsors Revenue and growth enablers
   i) Brands, municipalities, fitness/nutrition providers, and service vendors who partner with NACC for naming rights, exposure, or equity
   ii) Invest in the league's early infrastructure and visibility.

3. Team Owners/Investors Core business customers
   i) Individuals or ownership groups interested in purchasing or investing in NACC teams.
   ii) These represent an integral part of NACC's capital formation and league expansion, providing up-front funding, regional activation, and local market engagement.

1) 4. Community and Local Fans Foundational audience
   i) Families, sports fans, and community members attending clinics or early events.
   ii) Serve as future customers for ticket sales, merchandise, concessions, and memberships.

1) 5. Media Viewers and Digital Consumers Brand amplification audience
   i) Social media followers, YouTube viewers, and potential subscribers to future OTT or broadcast cricket content will eventually support advertising, sponsorship ROI, and subscription revenue streams.

   Summary: NACC's current customers include athletes, sponsors, team buyers, local fans, and media viewers. Among these, Team buyers represent a high-value, high-impact customer segment, central to the league's capital structure and long-term scalability.

Section III.07 Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
SN 98817052	League Operations & Event Promotion	Company Name and Logo	October 23, 2024	Pending	United States

Copyright Registrations

Registration #	Title	Description	Registration Date
SN 98817052	Cricket Coaching Foundations Course	This is our entry level coaching certification course appropriate for beginning cricket coaches at the youth and high school level	January 15, 2024

Section III.08 Governmental/Regulatory Approval and Compliance

None.

Section III.09 Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Section III.10 Other

The Company's principal address is 4607 Lakeview Canyon Rd. Suite 238, Westlake Village, CA 91361.

The Company conducts business in United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to the Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into the Form C.

Article IV.   USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$700	7%	$70,000
Administrative and Legal	0%	$0	15.5%	$155,000
Staffing and Payroll	0%	$0	25%	$250,000
Marketing and Branding	93%	$9,300	10%	$100,000
Player Development and Recruitment	0%	$0	13%	$130,000
Facilities and Equipment	0%	$0	9.5%	$95,000
Event Operations and League Development	0%	$0	10%	$100,000
Travel and Accommodation	0%	$0	7.5%	$75,000
Contingency and Miscellaneous	0%	$0	2.5%	$25,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Companies Securities. The Company may alter the use of proceeds under the following circumstances: The NACC Board will make best efforts to adhere to the budget outlined herein; however, it reserves the right to reallocate funds at its discretion as circumstances evolve and dictate.

Article V.   DIRECTORS, OFFICERS AND EMPLOYEES

Section V.01 Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicholas A. Corso

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO- Inception-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Nick Corso; President – Commissioner With a career spanning several industries and an unyielding passion for both sports and business, Nick Corso has built a diverse knowledge and experience base that seamlessly integrates the worlds of sports, finance, and entrepreneurism. Starting in 2018, he took on the role of Executive Director for the Intercollegiate and Professional Sports Division at dotFIT. At dotFIT, he focused on establishing and nurturing relationships with sports teams, athletes, and various professionals involved in sports, such as athletes, coaches, trainers, dieticians, and nutritionists. Under his guidance, dotFIT's network expanded from 4 teams to now over 200 College and Pro sports teams. In 2017, Nick founded Legendary Athletes, LLC, where he serves as Founder and CEO. Legendary Athletes has created a unique high school to college recruiting service, making it easier for collegiate coaches to discover talented athletes across different sports and levels. As part of its value-add proposition, Legendary Athletes has cultivated strategic partnerships with health and fitness industry leaders like Fusionetics, LLC, dotFIT, LLC, the National Academy of Sports Medicine (NASM), and the Parisi Speed Schools in order to lend in the assistance to the optimization of athletic performance and development in student-athletes. It is this unique value proposition that sets the company apart from every other recruiting service in the country. From 2009 to 2017, Nick served as CEO at C5 Management, where he offered consulting services to early-stage and startup companies. Combining his expertise in finance, banking, and investments, he assisted companies in building essential infrastructure, fostering team development, and achieving business growth through strategies like consumer engagement, revenue generation, and market expansion. Before venturing into entrepreneurship, Nick was the Vice President of Investments at Wells Fargo Private Client Services where within his first 18 months, he significantly grew assets under management from $32 Million to over $180 Million while bridging the gap between Well Fargo's Private Bank and Private Client Services. Between 2004 and 2006, Nick served as the Area Sales Manager for Morgan Stanley's Central California territory. In that capacity, he managed a sales force of over 200 Financial Consultants overseeing $45 Million in revenue and over $8 Billion in assets. His innovative Central California market plan ushered in a cultural shift, elevating professionalism among Financial Advisors by integrating Morgan Stanley's institutional capabilities into the retail sector. He also has a rich background in sports, including four years of NCAA football and four conference championships.

Education

Mr. Corso holds a Bachelor's Degree from the University of California at Davis, where he studied exercise Science and Human Performance. Mr. Corso also holds a Master's Degree in Sports Management from American Public University, from where he graduated, with honors.

Kameron Loe

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, VP – Player Personnel - Inception to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kameron Loe (former MLB pitcher); Vice President – Player Personnel Kameron Loe is a well-rounded businessman, and a 16-year recognized veteran professional baseball player who turned to emerging new industry with a new medical device platform that has turned healing into a passion. From studying communications at California State University Northridge and understanding the business component to where the Association of Professional Ball Players of America (APBPA) has recently appointed Kameron to be President with the distinguished panel of MLB and Hall of Fame greats. It was through over a decade of doing presentations, charity events, and corporate speeches that caught the attention of the Association and acquired Mr. Loe's already existing high-profile exposure that has expanded his reach and now influences over 100,000 members. Utilizing his entrepreneurship trade and applying this experience to the medical field, Mr. Loe has created the first artificial intelligence guide Nano/pico-current technology treatment center in the United States, named Haloe Health. The healing and performance enhancing results (all noninvasive and drug free) are highly attractive to professional athletes from all sports. This highly visited flagship facility has attracted investors nationwide and internationally, to allow him to flourish invitations of opening future corporate stores and franchises with a waiting list. Now advancing the corporate structure to opening a series of new and profitable medical technology driven corporations, Mr. Loe is now venturing into a series of new technologies that will be featured in his new corporate offices including the most cutting edge, results based and natural solutions available in the world today. Athletic Accolades: NCAA Division 1, Big West Champions (2002) Nolan Ryan award for Texas Rangers minor league pitcher of the year (2004) Unsung Hero award with Milwaukee Brewers (2010) N.L. Central Champion with Milwaukee Brewers (2011) AAA Minor League World Series Champion with Royals affiliate Omaha Storm Chasers (2014) ☐ Pacifico League, Mexican National Champion with Aguilas de Mexicali (2017) Mr. Loe is a Co-Founder of Haloe Wellness LLC., a non-invasive pain relief and wellness company that utilizes FDA approved Artificial Intelligence guided medical devices to remove pain and dis-ease from the body. He is currently the President and sits on the board of directors for APBPA with Tony LaRussa, Orel Hershiser and other baseball legends. Mr. Loe sits on the advisory boards for: Extreme Focus - A mental strength and performance company with a focus on exceeding one's potential in business and high-level athletics. ScoutDay.com - A baseball focused talent and recruiting platform that helps evaluate young players and connects them with college and professional opportunities.

Julien Fountain

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, VP - Coaching, Education and Training - Inception-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Julien Fountain Is an international Cricket & Baseball coach & former British Olympic baseball player. He has nearly three decades of elite world class cricket coaching experience with both international & professional teams including England, Pakistan, West Indies, and Bangladesh. He has coached at several major ICC cricket events including ODI World Cup's, T20 World Cups, U19 World Cup's, Champions Trophy, Asia Cup, Asian games as well has having extensive

T10/T20 League experience from around the world. He was one of the pioneers to cross from cricket into baseball and back again, utilizing his experience to help professional cricket players improve their performance. Areas of Expertise: • High Performance Fielding Skills for all fielding positions. • Incorporating Power Hitting Skills & Instruction for all Cricket Batters • Increasing Throwing Velocity & Accuracy • Reducing Injuries for all Cricket Fielders • Increasing Velocity for all Cricket Fast Bowlers • Variation Deliveries, Slower Balls etc. for all Cricket Bowlers • Statistical "In game" Fielding Analysis Data Collection • Using Sequential Coordination & the kinesthetic chain across all Cricket Skills Experience: • Lead Coach 'Mentor' for PJL (Pakistan Junior League) PCB 2022 • Lead Specialist Coach for PCB 'Engro Next 100 Players' Project 2022 • Logistics & Tournament Management, USA Cricket, TX 2022 • USA Women's National Team Camp, TX 2021 • West Indies U19 Team, ICC World Cup, South Africa 2019 • Quetta Gladiators Assistant Coach, PSL (Pakistan Super League) 2016-2021 • Edmonton Royals Assistant Coach, GT20, Toronto, Canada 2018

Management of the Co-Issuer

The Co-Issuer is managed by the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Section V.02   Employees of the Company

The Company currently has 3 employees in California, Texas, and Arizona.

Article VI.   CAPITALIZATION AND OWNERSHIP

Section VI.01 Capitalization of the Company

In addition to the Class C Non-Voting Stock, the Company has issued the following securities:

Type of security	Class A Common Stock
Amount outstanding	5,100,000
Voting Rights	20 votes/share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	97.99%
Other Material Terms or information.	N/A

Type of security	Class B Common Stock
Amount outstanding	120,000
Voting Rights	1 vote/share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities being issued pursuant to Regulation CF will be diluted if/when the Company issues additional shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	2.30%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of securities of the Company.

Capitalization of the Co-Issuer

The Co-Issuer has one class of CF Units that represent, on a one-to-one basis, the Class C Non-Voting Stock of the Company.

The Company has the following debt outstanding:
None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $50,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Section VI.02 Ownership of the Company

There are three equity partners/owners- Nicholas A. Corso 17%, Julien Fountain 17%, and Kameron Loe 17%, all of whom own Class A Common Stock. Holders of Class B Common Stock collectively own 1.2% pre-offering.

Following the Offering, the Purchasers of the Class C Non-Voting Shares will own 0.01% of the Company if the Minimum Amount is raised and 2% if the Maximum Amount is raised.

Ownership of the Co-Issuer

The Co-Issuer will be owned 100% by the Investors.

Article VII.   FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Section VII.01   Operations

The Company was incorporated in February 2024 to develop and operate a new professional cricket league in North America, along with supporting grassroots and high-performance cricket programs. As such, the Company is currently in the development phase and has not yet generated significant revenue from operations.

The following information applies to our business since inception in February 2024:

 • Revenue: $0 The Company had no operating revenue during this period. Activities were limited to business formation, market research, and early-stage partnership development.

 • Expenses: Approximately $14,045 Expenses primarily consisted of:

   o Legal and professional fees related to corporate formation and intellectual property filings

   o Marketing and branding design o Consulting services and strategic advisory costs

   o Preliminary travel, equipment, and venue scouting costs

   o Technology and website development

 • Key expenditures going forward, will include:
   o Event planning and talent scouting for upcoming clinics and matches
   o Production of investor and sponsor-facing materials o Advisory board compensation (primarily in the form of equity or deferred consideration)

 o Software tools and media content development

The Company anticipates generating its first revenues in Q1/Q2 2026 from athlete development clinics, event ticketing, sponsorship sales, and media rights licensing.

Management's Plan to Achieve, Maintain, or Improve Profitability in the 12 Months Following the Offering Following the receipt of proceeds from this Regulation CF offering, management intends to take the following strategic steps to achieve and improve profitability during the next 12 months:

1. Launch and Monetize Inaugural Events

 • Host multiple revenue-generating events including professional cricket matches, "Have a Go" athlete scouting clinics, and media-covered exhibition matches.

 • Leverage existing partnerships with stadium venues to reduce startup costs while maximizing ticket, merchandise, and concessions revenue.

2. Establish Media and Broadcast Revenue Streams

 • Finalize and execute media distribution agreements to monetize broadcast and streaming rights.

 • Utilize digital and social media platforms to generate advertising, sponsorship, and content licensing income. 3. Sell Team Ownership Stakes

 • Begin the structured sale of teams to qualified ownership groups, creating an immediate capital influx and a recurring revenue model through league dues, licensing, and profit-sharing.

 • Currently, the Company (NACC) intends to sell 8 men's and 8 women's teams in the major sports market cities across the United States. The current cities have been identified by the Board as: Eastern Conference Teams: New York Boston Philadelphia Chicago Western Conference Teams: Los Angeles Houston Dallas San Francisco or Seattle o *Cities are subject to change as demand requires.

 • Offer limited ownership stake packages in local market teams to engage communities and incentivize investment.

4. Grow Sponsorship and Corporate Partnerships

 • Secure strategic brand partnerships across apparel, fitness, technology, beverage, and financial categories.

 • Offer title and presenting sponsorship opportunities for league events, athlete clinics, and media productions.

5. Control Operating Costs Through Scalable Models

• Operate as a lean organization with shared service infrastructure (legal, HR, marketing) for all franchises and programs.

• Utilize part-time contractors, advisors, and automated systems to reduce overhead.

6. Develop Merchandising and Licensing Channels

• Launch e-commerce and in-venue merchandise programs for jerseys, fan gear, and NACC-branded products.

• License the NACC brand and related IP to third-party retailers, game developers, and training platforms.

7. Expand Athlete Development Programs

• Monetize youth, high school, and collegiate cricket development programs through camp fees, team registrations, and private sponsorships.

• Position NACC to receive long-term revenue from Olympic recognition, grants, and institutional partnerships.

Section VII.02   Liquidity and Capital Resources

Effect of Offering Proceeds on Operations and Liquidity The proceeds from this Offering will significantly enhance the operational capacity and liquidity of the Company. These funds will allow the Company to transition from the planning and development phase into active execution of its core business model. Specifically, the Offering proceeds will enable us to:

- Expand Operational Capabilities.
- Launch the league's inaugural season through funding of player development, staffing, and event production.
- Secure and activate event venues and training facilities for professional matches, athlete scouting clinics, and public cricket showcases.
- Increase Liquidity and Working Capital Strengthen the Company's balance sheet by providing adequate working capital for the next 12 months.
- Reduce reliance on debt or short-term financing during the critical early growth phase.
- Accelerate Revenue Generation.
- Invest in revenue-driving activities, including broadcast production, ticket sales infrastructure, team franchise marketing, and sponsorship acquisition.
- Launch digital media channels, online merchandise sales, and community-based grassroots programs to drive early monetization.
- Build Institutional Credibility and Readiness for Follow-On Funding
- Establish strong financial footing that positions the Company for follow-on institutional capital, grant funding (e.g., Olympic or youth development initiatives), and long-term commercial partnerships.

Without the proceeds of this Offering, the Company would need to delay or reduce the scale of its league launch and development programs, thereby postponing revenue realization and increasing risk to the business model. The capital raised will ensure that NACC can meet its operational milestones, attract athlete and fan engagement, and build the foundation for sustainable growth and long-term profitability.

The Company has the following sources of capital in addition to the proceeds from the Offering: In May 2025, the Company issued 120,000 shares of Class B Common Stock to a private investor in exchange for cash proceeds of $100,000. The shares were issued at a price of $5.00 per share, as approved by the Board of Directors. The proceeds will be used to support the Company's operational expansion and league development efforts. In addition, the company entered into a marketing services agreement for $500,000 worth of services in exchange for 100,000 class B shares.

Section VII.03   Material Changes and Other Information

Section VII.04   Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Article VIII. THE OFFERING AND THE SECURITIES

Section VIII.01   The Offering

General

The Issuer is offering up to 200,000 shares of Class C Stock at a price of $5.00 per share. The SPV is offering up to 200,000 CF Units, which are the securities being offered in this offering, at a price of $5.00 per unit. The SPV will apply the proceeds it receives from the sale of CF Units to purchase shares of Class C Stock at a price of $5.00 per share. Each CF Unit corresponds to one share of Class C Stock, so for each CF Unit sold in the offering, the SPV will purchase one share of Class C Stock. The minimum investment amount in CF Units is $100.00, which may be waived by the Issuers in their sole and absolute discretion.

The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount" or the "Minium Amount"). The Company must receive commitments from subscribers in an amount totaling the Target Amount by April 30, 2026, the end date of the offering (the "Target Date" or the "Offering Deadline"). Unless the Company raises at least the Target Amount by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Issuers will accept investments in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated on a first-come, first-served basis.

If the Target Amount is reached prior to the Target Date, we will conduct an initial closing of the Target Amount, provided that the offering has been posted on the Intermediary's platform for 21 days and subject to the Intermediary's providing notice to subscribers who have committed funds to purchase CF Units five business days prior to the closing that the Target Amount has been met. Subscribers have the right to cancel their investment commitment at any time and for any reason until 48 hours prior to the initial closing date. After the initial closing of the Target Amount, we intend to conduct "rolling closings," where proceeds received from subscriptions for CF Units will be delivered to the Company as received by the Intermediary. We will provide subscribers with a five-day notice prior to a "rolling close," during which time a subscriber may cancel its commitment, but after funds are transferred to the Company, a subscriber can no longer cancel the subscription or obtain a refund.

In order to purchase the CF Units, you must make a commitment to purchase the securities by completing the Subscription Agreement (the "Subscription Agreement"). The Purchaser must complete the subscription process through our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express. The transaction between you and us for the purchase of CF Units will be completed through the Intermediary portal, from the offering page located at https://issuanceexpress.com/. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Issuers have the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal 7% of the gross proceeds received by the Issuers from the sale of the CF Units in the offering plus the sum of $10,000 as an administrative fee. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to a closing, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary will provide subscribers with a five-day notice prior to a closing. Cancellation instructions can be found on the Intermediary's website at https://issuanceexpress.com/. Upon cancellation of a commitment to purchase CF Units, subscribers will receive a full refund, including any fees. Investments cannot be cancelled within the 48-hour window before a close.

If the Target Amount is reached prior to the Target Date, we will conduct an initial closing of the Target Amount round, and the Intermediary will provide subscribers with written notice five days in advance of the initial closing.

Upon acceptance of a subscription by the Issuers and the closing of the Target Amount (and in any future rolling closings), and delivery of the subscription amount to the Intermediary, Subscribers will be able to download a fully signed copy of the Subscription Agreement and a confirmation of the investment, and the number of CF Units purchased.

Cancellation of Investment and Refunds

The Intermediary will send each investor a five-day written notice via email when a round is about to close, including the initial Target Amount round. Subscribers may cancel their commitment at any point until 48-hours prior to a closing.

When you cancel your investment, a refund will automatically be sent back to the bank account or credit card that was used to make the investment. If you sent a check or a wire, you will receive an email with instructions to send us your wire or bank account information before we can send the refund. If your investment commitment is cancelled, your investment will be refunded to you without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

If there is a material change to the terms of the offering or to the information provided by our Company, the Intermediary will send to each investor whose subscriptions have not already been closed and delivered to the Company a notice of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and the Intermediary will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and direct the refund of the investment.

If the Company fails to reach the Target Amount by the Target Date, your investment commitment will be cancelled automatically, and the Intermediary will direct the refund of your investment to you within five business days.

Commission/Fees

The Company will pay commissions equal to 7% of the gross amount raised and an administrative fee of $10,000.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

Colonial Stock Transfer is the transfer agent and registrar for the Securities.

No Repurchase Rights

The Issuers do not have the right, nor do they have the obligation to repurchase the Securities.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred:
1) to the Company or the Co-Issuer,
2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,
3) as part of an Offering registered with the SEC or
4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member

of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Section VIII.02   The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

The following description of the securities offered by this Form C/A, our authorized capital stock and other outstanding securities, as well as the authorized capital of the SPV, is intended as a summary only and is qualified in its entirety by reference, in the case of the Company, to our certificate of incorporation and the applicable provisions of the Delaware General Corporation Act, in the case of the SPV, to the Delaware Limited Liability Company Act, and to the specific instruments we issued with respect to such securities.

Authorized Capitalization of the Issuer

The Issuer's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.001 per share, which includes the following

Title	Authorized	Issued and Outstanding Before Offering	Issued and Outstanding After Sale of Target Offering	Issued and Outstanding After Sale of Maximum Offering
Class A Common Stock	5,100,000	5,100,000	5,100,000	5,100,000
Class B Common Stock	4,700,000	120,000	120,000	120,000
Class C Common Stock	200,000	0	2,000	200,000

The Board has the authority to issue, in its sole discretion, the authorized but unissued shares of our capital stock without action by the stockholders.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Authorized Capitalization of the Co-Issuer

The membership interests of the members of the SPV are represented by units, each of which represents a fractional undivided share in the Company. The SPV is authorized to issue up to 200,000 units of membership interest entitled "CF Units." As of the date of this Form C/A, there are no CF Units outstanding. The SPV may issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act. The Company and the SPV must maintain a one-to-one relationship between the number, denomination, type and rights of shares of Class C Stock it is authorized to issue and the number, denomination, type and rights of its securities outstanding (the CF Units). If the Company in any manner subdivides or combines the outstanding shares of its Class C Stock, the outstanding CF Units will be subdivided or combined in the same manner. If the Company issues securities in place of the Class C Stock, each CF Unit shall automatically be deemed to represent one unit of the class of securities designated to replace the class of Common Stock.

Distributions

In a Liquidation event, each holder of CF Units is entitled to receive its pro rata portion of cash or other assets received by the SPV from the Company pursuant to the terms of the Class C Stock (described above). The manager is required to make distributions promptly to the holders of the CF Units on a one-to-one basis as if the holders of the CF Units held the shares of Common Stock directly. The Manager may instruct the Company to make such distribution directly to the holders of the CF Units. The SPV will not generate any revenue other than the revenue it receives from the Company.

Voting

Holders of CF Units do not have any right to manage or operate the SPV or the Company and generally do not have any consent (voting) rights with respect to actions taken by the manager,

Allocation of Profits and Losses

All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

No Personal Liability: Members; Manager

Except as otherwise provided in the Delaware LLC Act or by applicable law, no member will be obligated personally for any debt, obligation, or liability of the SPV or other members solely by reason of being a Member.

Except as otherwise provided in the Delaware LLC Act or by applicable law, no manager will be obligated personally for any debt, obligation, or liability of the SPV solely by reason of being a manager.

Inspection Rights

Upon reasonable notice from a member, the SPV shall afford the member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the member to examine such documents and make copies thereof. Further, upon reasonable notice from a member, the manager shall make available the same such information of the Company.

Dissolution and Liquidation

The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company;

(b)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(c)   The entry of a decree of judicial dissolution under of the Delaware LLC Act.

Section VIII.03   Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Anti-Takeover Effects and the Company's Organizational Documents

Our organizational documents contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board the power to discourage acquisitions that some shareholders may favor.

Founder Ownership and Supervoting Shares
Our Founders collectively own **51% of the Company's outstanding capital stock**, all of which are designated as **Class A Supervoting Shares**, carrying **20 votes per share**. The Class A Supervoting Shares were specifically created to provide our Founders with voting control of the Company.

This voting structure is a standard protective measure used by many early-stage companies to maintain continuity of vision, strategy, and long-term planning during the Company's growth phase. It helps ensure that strategic decisions, particularly those related to significant corporate transactions or changes in control, align with the Founders' vision and the Company's mission.

As a result, the supervoting provision may **delay, defer, or discourage another party from acquiring control of the Company** without the consent of the Founders. While this structure may limit the ability of other stockholders to influence certain corporate matters, it is designed to protect the Company's strategic direction and safeguard the interests of all shareholders during its formative growth period.

Section VIII.04   Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Section VIII.05   Other Material Terms

The Issuers do have the right to repurchase the Class C Non-voting shares Units of Common Stock upon the following conditions:

1. **Investor Misconduct or Breach of Agreement**

    1.1.   NACC should have the right to repurchase shares if an investor: Violates the terms of the subscription agreement Attempts to circumvent securities laws Engages in fraudulent, criminal, or reputationally damaging behavior

2. **Regulatory or Compliance Concerns**

    2.1.   If regulatory agencies (SEC, FINRA, etc.) require the company to reduce shareholder count or address non-compliant investors, NACC should have repurchase rights.

3. **Failure to Meet Holding Requirements**

    (a)   If an investor sells, transfers, or pledges their shares within the mandatory one-year holding period (as outlined under Reg CF), NACC may repurchase the shares to ensure compliance.

4. **Exit Event Trigger**

    (a)   NACC may repurchase Class C shares: In connection with a liquidity event (e.g., IPO, merger, acquisition) If required to restructure the cap table If there's a consolidation of classes or reclassification of stock for future institutional fundraising

5. **Redemption After a Defined Holding Period**

(a)   NACC may retain a contractual call option to repurchase shares at: Fair market value (determined by independent valuation or board-approved price) After a defined period (3 years) to streamline ownership or reclaim equity

6.   Low Ownership Threshold

(a)   If the Class C investor owns below a minimum number of shares (e.g., < 0.1%), NACC may consolidate small holdings to simplify cap table management.

7.   Investor Death or Incapacity

(a)   NACC could retain a repurchase option (not obligation) in cases of death or legal incapacity, especially if estate transfers create compliance risks.

8.   Violation of Transfer Restrictions

(a)   If an investor attempts to transfer shares without board consent (if required under the shareholder agreement or bylaws), NACC may repurchase those shares. . Upon such repurchase, Purchasers are not guaranteed a return on their investment.

Article IX.   TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Article X.   TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Section X.01   Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the CF Units may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons: None.

Section X.02   Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

Article XI.   OTHER INFORMATION

Section XI.01 Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

Co-Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

CEO of North American Cricket Club, Inc., the manager of North American Cricket Club SPV, LLC
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas A. Corso
_____
(Signature)

Nicholas A. Corso
_____
(Name)

Co-Founder, CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Article XII.   EXHIBITS

Exhibit A Financial Statements of Company and Co-Issuer
Exhibit B: Detailed Business Plan of North American Cricket Club, Inc.
Exhibit C: Certificate of Incorporation and Amendment to Certificate of Incorporation
Exhibit D: North American Cricket Club SPV, LLC Operating Agreement
Exhibit E: Subscription Agreement
Exhibit F: Offering Page

Section XII.01   EXHIBIT A

Financial Statements of Company and Co-Issuer

EXHIBIT B

Detailed Business Plan of North American Cricket Club, Inc.

EXHIBIT C

Certificate of Incorporation and Amendment to Certificate of Incorporation

EXHIBIT D

North American Cricket Club SPV, LLC Operating Agreement

EXHIBIT E

Subscription Agreement

EXHIBIT F

Offering Page